UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

APX Acquisition Corp. I

(Name of Issuer)

Class A Ordinary Shares, par value of $0.0001 per share

(Title of Class of Securities)

G04058106

(CUSIP Number)

Kyle Bransfield

714 Westview Avenue

Nashville, TN 37205

(202) 465-5882

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G04058106	SCHEDULE 13D	Page 1 of 4 Pages

1	NAME OF REPORTING PERSONS Bransfield, Kyle P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,342,188 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,342,188 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,342,188 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 33.7% (2)
14	TYPE OF REPORTING PERSON IN

(1)

The shares are owned directly by Templar LLC. Mr. Bransfield is the manager of Templar LLC. Mr. Bransfield is the beneficial owner of 3,342,188 of the Issuer’s Class A ordinary shares, which were converted from 3,342,188 of the Issuer’s Class B ordinary shares on October 2, 2023. Such Class B ordinary shares were purchased on September 8, 2023 from the Issuer’s sponsor, APx Cap Sponsor Group I, LLC, for an aggregate purchase price of $1. Mr. Bransfield disclaims beneficial ownership of the securities held by Templar LLC, except to the extent of his pecuniary interest therein.

(2)	Based on 9,910,124 Class A ordinary issued and outstanding as of October 2, 2023.

CUSIP No. G04058106	SCHEDULE 13D	Page 2 of 4 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (“Class A Shares”), of APX Acquisition Corp. I., a Cayman Islands excepted company (the “Issuer”). The principal executive offices of the Issuer are located at 714 Westview Avenue, Nashville, TN 37205.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by Kyle P. Bransfield (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is 714 Westview Avenue, Nashville, TN 37205.

(c)	The Reporting Person’s principal occupation is as an investor as the manager of Templar LLC, with a principal business address of 714 Westview Avenue, Nashville, TN 37205.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Funds for the purchase of securities reported herein were derived from available working capital of the Reporting Person. Pursuant to the Purchase Agreement (defined below), the Reporting Person paid the Sponsor (defined below) $1.00, and agreed to advance up to $50,000 to pay for expenses related to the Issuer’s subsequent securities filings, in exchange for the securities.

Item 4. Purpose of Transaction.

On September 8, 2023, the Issuer entered into a purchase agreement (the “Purchase Agreement”) with the Issuer’s sponsor, APx Cap Sponsor Group I, LLC (the “Sponsor”) and Templar LLC and its designees (the “Purchaser”), whereby the Sponsor shall transfer to the Purchaser 3,342,188 of the Issuer’s class B ordinary shares, $0.0001 par value (the “Founder Shares”) and 6,936,250 private placement warrants (the “Placement Warrants”) purchased at the time of the Issuer’s initial public offering (“IPO”) pursuant to a Private Placement Warrants Purchase Agreement, dated December 6, 2021.

In connection with the foregoing, the Issuer, its officers and directors, the Sponsor and the Purchaser entered into additional agreements whereby: (a) the Purchaser signed a joinder agreement (the “Joinder Agreement”) to become a party to the Letter Agreement (the “Letter Agreement”) and the Registration Rights Agreement (“Registration Rights Agreement”), both dated December 6, 2021 and entered into in connection with the IPO, among the Issuer, the Sponsor and certain other shareholders of the Issuer; and (b) the Letter Agreement was amended by the parties thereto to allow for the Transfer with respect to the Founder Shares (the “Letter Agreement Amendment”).

On October 2, 2023, the Purchaser converted the 3,342,188 Class B ordinary shares it held as of such date into Class A Shares.

CUSIP No. G04058106	SCHEDULE 13D	Page 3 of 4 Pages

Item 5. Interest in Securities of the Issuer.

(a)

As described in Item 4, the Reporting Person may be deemed the beneficial owner of 3,342,188 Class A Shares held by the Purchaser, representing approximately 33.7% of the outstanding Class A Shares. This does not include shares issuable upon exercise of the Placement Warrants, because the Placement Warrants are not exercisable within the following 60 days.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 9,910,124 Class A Shares outstanding as of October 2, 2023.

By virtue of his control of the Purchaser, Mr. Bransfield has the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the Class A shares held by the Purchaser.

(c)	Other than the transactions described in Items 3 and 4 above, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the agreements described in Item 4 and relationships described in Item 2, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

1

Purchase Agreement, dated September 8, 2023, among the Issuer, the Sponsor and Purchaser (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (filed with the U.S. Securities and Exchange Commission on September 13, 2023)).

2

Joinder Agreement, dated September 8, 2023, among the Issuer, the Sponsor and Purchaser (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (filed with the U.S. Securities and Exchange Commission on September 13, 2023)).

3

Letter Agreement Amendment, dated September 8, 2023, between the Issuer and its resigning officers and directors (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K (filed with the U.S. Securities and Exchange Commission on September 13, 2023)).

CUSIP No. G04058106	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 8, 2024

By:	/s/ Kyle Bransfield
Name: Kyle Bransfield